Exhibit 99.39

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This offering may not be suitable for you, and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

This Offering Document (the “Offering Document”) constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities and to those persons to whom they may be lawfully offered for sale. This Offering Document is not, and under no circumstances is to be construed as a prospectus or advertisement or a public offering of these securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered or sold to, or for the account or benefit of, persons in the “United States” or “U.S. Persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except pursuant to exemptions from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This Offering Document does not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

OFFERING DOCUMENT UNDER THE LISTED ISSUER FINANCING EXEMPTION

New Issue	September 29, 2025

First Phosphate Corp.
(The “Company” or “First Phosphate”)

PART 1: SUMMARY OF OFFERING

What are we Offering?

Offering:	The Company is offering (the “Offering") units of the Company ("Units"), with each Unit consisting of one (1) common share in the capital of the Company (each, a “Common Share") and one Common Share purchase warrant (each, a “Warrant").
Offering Price:	$0.60 per Unit (the “Offering Price").
Offering Amount:	25,000,000 Units, for gross proceeds of $15,000,000.
Agent:	Integrity Capital Group Inc. ("Integrity") to act as sole agent and bookrunner.
Closing:	In one or more closings, the Offering is expected to close on or about October 10, 2025, or such other date(s) as the Company and Integrity may determine (each a “Closing Date").

Jurisdictions:

The Units that may be sold pursuant to the Offering will be offered to purchasers resident in each of the provinces and territories of Canada and other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions and in reliance on the Coordinated Blanket Order 45-935 – Exemptions From Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption").

The Units may also be sold (i) to, or for the account or benefit of, persons in the United States or U.S. Persons that are “accredited investors” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act ("U.S. Accredited Investors")) or “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) that are also U.S. Accredited Investors ("Qualified Institutional Buyers") and (ii) in jurisdictions outside of Canada and the United States, in each case, on a private placement basis in accordance with all applicable laws.

Description of Common Shares:	The holders of Common Shares are entitled to: (i) receive notice of, and to attend and vote at, all meetings of shareholders on the basis of one vote per Common Share; (ii) receive any dividends declared by the board of directors of the Company; and (iii) upon liquidation, dissolution or winding-up of the Company, to participate in the remaining property and assets of the Company available for distribution to holders of Common Shares
Description of Warrants

Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one (1) Common Share at an exercise price of $0.90 until 5:00 p.m. (Toronto time) on the date that is 36 months following the date of issuance. The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture") to be dated as of the Closing Date between the Issuer and Computershare Trust Company, as warrant trustee. The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants or the exercise price per share upon the occurrence of certain customary events. The Warrant Indenture will also contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrants except as expressly provided in the Warrant Indenture.

Resale Restriction:

The Units are expected to be immediately freely tradeable in Canada under applicable Canadian securities laws.

The Units offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons will be “restricted securities” (within the meaning of Rule 144(a)(3) under the U.S. Securities Act), and can only be transferred pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Exchange:	The Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “PHOS”, on the Frankfurt Stock Exchange under the symbol “KD0” and on the OTCQX (as defined herein) under the symbol “FRSPF”.
Last Closing Price:	On September 26, 2025, the last trading day prior to the date of this Offering Document, the closing price of the Common Shares on the CSE, Frankfurt Stock Exchange and OTCQX was $0.66, €0.40 and US$0.47, respectively. All references in this Offering Document to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated.

First Phosphate is conducting a listed issuer financing under section 5A.2 of National Instrument 45- 106 Prospectus Exemptions ("NI 45-106"). In connection with this Offering, the issuer represents the following is true:

●	The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

●	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

●	The Company is relying on the exemptions in Coordinated Blanket Order 45-935 -Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Order") and is qualified to distribute securities in reliance on the exemptions included in the Order.

●	The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the Listed Issuer Financing Exemption in the 12 months immediately before the date of this Offering Document, will not exceed $25,000,000.

●	The Company will not close this Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of twelve (12) months following the distribution.

●	The Company will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Offering Document contains forward-looking statements and information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of the Company.

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “continue”, “intend”, “aim”, “plan”, “budget”, “goal”, “estimate”, “forecast”, “foresee”, “close to”, “target”, “potential” or negative versions thereof and similar expressions, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. Any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking statements are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances and are subject to change. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

The forward-looking statements in this Offering Document include, among other things, statements relating to: the Offering; the intended use of the proceeds from the Offering and the allocation thereof; the expectation that the Offering will close on the terms contained herein and the timing of the Closing Date; the Company’s business objectives and milestones; the Company’s mineral projects including statements concerning the Company’s plans at the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec; the Company’s drilling plans; requirements for additional capital and availability of funding; the Company’s business plans and strategies; and the Company’s expectations regarding certain of the Company’s future results, including, among others, revenue, expenses, expenditures, operations, and use of future cash flow; expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and be able to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

In making the forward-looking statements in this Offering Document, the Company has made several assumptions, including, but not limited to, assumptions concerning: the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of mineral reserves and mineral resources; expectations regarding industry trends, overall market growth rates and the Company’s growth rates and growth strategies; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of precious and base metals; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; feasibility of mine and plant development; the Company’s business plans and strategies; expenditure and financing requirements; that the Company is able to obtain financing for its development projects on reasonable terms; the Company’s ability to execute on its strategic growth priorities and to successfully integrate acquisition targets; that the Company is able to procure exploration equipment and services, and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; exploration and development risks, that unforeseen changes to the political stability or government regulation in the country in which the Company operates do not occur; the Company’s ability to retain key personnel; and that the Company maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this Offering Document. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors which could cause results or events to differ from current expectations include, among other things: actions taken by the Company’s lenders, creditors, shareholders, and other stakeholders to enforce their rights; actions taken against the Company by governmental agencies and securities and other regulators; potential direct or indirect operational impacts resulting from infectious diseases or pandemics; project feasibility and practicality; risks related to determining the validity of mineral property title claims; changes in laws and environmental laws and regulations; the Company having no assurance that all necessary permits will be issued or if issued, that they will be issued in a timely manner; the Company having no assurance that the ownership of licenses will not be subject to prior claims, agreements or transfers and that the rights of ownership will not be challenged or affected by undetected defects; general economic conditions; changes in financial markets; the impact of exchange rates; changes in taxation rates; political conditions and developments in countries in which the Company operates; changes in the supply, demand and pricing of the metal commodities which the Company hopes to find and successfully mine; changes in regulatory requirements impacting the Company’s operations; the sufficiency of current working capital and the estimated cost and availability of funding for the continued exploration and development of the Company’s exploration properties; and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. If any of these risks or uncertainties materialize, or if the opinions, estimates, or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. When relying on forward-looking statements to make decisions with respect to the Company, carefully consider these risk factors and other uncertainties and potential events. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those factors are described in the Company’s other filings with Canadian and United States securities authorities, including without limitation, the “Risk Factors” section of the Company’s Management Discussion and Analysis dated July 25, 2025, all of which are available on SEDAR+ at www.sedarplus.ca.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this Offering Document represent the Company’s expectations as of the date of this Offering Document (or as the date they are otherwise stated to be made) and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statement, except as required by law.

Scientific and Technical Information

Mr. Gilles Laverdiere P.Geo, Chief Geologist of the Company, is the Company’s qualified person for this Offering Document within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101") and has reviewed and approved its scientific and technical content.

PART 2: SUMMARY DESCRIPTION OF BUSINESS

What is our business?

The Company is fully dedicated to extracting and purifying phosphate for the eventual downstream production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LFP”) battery industry. The Company is in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate and magnetite (iron) concentrate. Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as robotics, data centres, energy storage, small-scale mobility, electric vehicles and other industries.

Bégin-Lamarche Property

The Company’s primary exploration property is found at Bégin-Lamarche, which is 75 km driving distance from the deep sea Port of Saguenay (the “Port"). On October 31, 2024, the Company filed a report dated effective September 9, 2024 entitled “Technical Report and Initial Mineral Resources Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec”

On January 17, 2025, the Company filed on SEDAR+, its Preliminary Economic Assessment on the Bégin-Lamarche property dated December 4, 2024 (the “Bégin- Lamarche PEA"). The Bégin-Lamarche PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates. The Bégin-Lamarche PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in NI 43-101. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves.

The Company has decided that the Bégin-Lamarche property will be taken forward into feasibility study in the foreseeable future and is in the process of finalizing exploration, mineralogical and internal pre- feasibility analyses. The Company will then decide how to conduct environmental baseline studies and commence deeper stakeholder engagement and consultations. The baseline studies should focus on aquatic, terrestrial and hydrological monitoring and documentation. A formal community, government, and stakeholder consultation plan should be developed and implemented. Advanced metallurgical studies, definition drilling activities will also be considered in light of moving into a formal feasibility study.

Recent developments

The following key recent developments involving or affecting the Company’s are as follows:

Private Placement Financings - $0.50

Between August 22 and September 23, 2025, the Company completed non-brokered private placements raising gross proceeds of $11,541,200 through the issuance of 13,297,400 flow-through shares ("Flow-Through Shares") at a price of $0.50 per Flow-Through Share for gross proceeds of $6,648,700, and 9,785,000 hard dollar units (each a “Hard Dollar Unit") at a price of $0.50 per Hard-Dollar Unit, for gross proceeds of $4,892,500. Each Hard Dollar Unit is comprised of: (i) one Common Share, and (ii) one half of one Common Share purchase warrant ("Unit Warrant"). In connection with this financing, eligible finders were paid $96,800 in cash and were issued 713,040 Common Shares and 906,640 compensation warrants (each, a “Compensation Warrant").

Each Unit Warrant and Compensation Warrant entitles the holder thereof to acquire one (1) Common Share at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Unit Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

Private Placement Financings - $0.35

Between May 27 and July 16, 2025, the Company completed non-brokered private placements raising total gross proceeds of $8,209,848 through the issuance of 20,781,822 Flow-Through Shares at a price of $0.35 per Flow-Through Share for gross proceeds of $7,273,638, and 2,674,889 Hard Dollar Unit at a price of $0.35 per Hard-Dollar Unit, for gross proceeds of $936,211. In connection with these financings, eligible finders were paid $2,400 in cash and were issued 1,366,150 Common Shares and 1,344,437 Compensation Warrants.

OTCQX Listing Graduation

On August 12, 2025, the Company’s Common Shares graduated to trading on the OTCQX Best Market (“OTCQX”) under the ticker symbol of FRSFP.

Production of LFP Battery Cells

On July 7, 2025, the Company announced that it had successfully produced commercial-grade LFP 18650 format battery cells using North American-sourced critical minerals, advancing its mission to localize the LFP battery supply chain in North America. The LFP cathode and anode materials for the First Phosphate 18650 LFP battery cells were produced using North American critical minerals from the following supply sources:

●	Phosphate: High-purity phosphoric acid produced from igneous phosphate concentrate extracted from the First Phosphate’s Bégin-Lamarche property in Quebec, Canada and processed in the pilot installations of Prayon Technologies of Belgium, Europe.

●	Iron: Iron powder produced using magnetite concentrate from the First Phosphate’s Bégin-Lamarche property in Quebec, Canada and processed by GKN Hoeganaes of Tennessee, USA.

●	Lithium: Lithium carbonate produced by Century Lithium Corp. (TSXV: LCE) from its operations in Nevada, USA.

●	Graphite: Natural graphite-based active anode material produced by Nouveau Monde Graphite (NYSE: NMG) from its operations in Quebec, Canada.

On September 3, 2025, the Company announced the results of the commercial testing of its LFP 18650 Battery Cells that demonstrated the following performance:

●	Battery cell capacities measured during cell testing successfully met the original manufacturing specifications.

●	Retention of battery cell capacities remained consistent at increasing discharge rates. This is significant given that the cells produced were from a small development run made with new critical materials and without prior history.

●	Battery cells tested exhibited consistent and stable performance with minimal cell-to-cell variability.

●	Battery cell cycle life experienced favorable retention of at least 80% initial capacity projected after 2000 discharge cycles.

●	In conclusion, the PHOS – LFP 18650 Battery Cells tested are well suited for high-performance applications requiring both energy density and power capability. Battery cells showed good relative voltage stability on full discharge even up to 5C rate of current.

Industrial Land Option Agreement with the Port of Saguenay

On July 18, 2025, the Company announced that it had finalized an industrial land option agreement with the Port located in Saguenay, Quebec, Canada (the “Port Agreement"). The Port Agreement marked progress on the memorandum of understanding signed between the Company and the Port on October 12, 2022. Under the Port Agreement, First Phosphate has the exclusive right to enter into a definitive land lease with the Port by December 31, 2027, subject to various financial and development milestones and prior to anticipated facility construction beginning in 2028.

Advanced Metallurgical Testing, Surface Stripping and Channel Sampling

On June 25, 2025, the Company announced that a 5,000-kilogram bulk sample had been drilled and collected at its Bégin-Lamarche phosphate project, located in the Saguenay–Lac-Saint-Jean region of Quebec, Canada. The purpose of the bulk sample was to conduct advanced metallurgical testing to refine the process for recovery of apatite (phosphate), magnetite (iron), and ilmenite (titanium). This work followed the successful preliminary metallurgical testing conducted in June 2023, which confirmed the positive recovery of the targeted minerals. These tests demonstrated the technical feasibility of processing the ore at small scale and have provided the foundation to proceed to this next semi-industrial stage.

Phosphoric Acid Facility

On February 27, 2025, the Company announced that it had concluded licensing and engineering agreements for a 190,000 tonne per annum phosphoric acid facility. Buildout capital expenditures was estimated at US$175 million, with revenues from the facility (as of February 27, 2025 prices) potentially totalling $284 million per annum using directly produced apatite concentrate from the Company’s Bégin-Lamarche phosphate mine.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

What are the business objectives that we expect to accomplish using the available funds?

The Company expects to use the available funds available funds from the Offering to complete the Company’s feasibility study and permitting on its Bégin-Lamarche property and to invest in downstream operations. The following table provides an overview of the primary business objectives that the Company expects to accomplish using the available funds from the Offering:

Business Objective	Preceding significant event(s) (each, an “Event”)	Period in which Event is expected to occur	Estimated costs related to Event
Complete Feasibility Study at Bégin-Lamarche	Feasibility study compilation	Calendar Q4-2025 – Calendar Q4 2026/Q1 2027	$5,000,000
Permitting	Studies, Quebec BAPE public consultations communications, permit applications	Calendar Q1 2027- Calendar Q2/Q3 2027	$3,700,000(1)
Downstream Development	Initiate feasibility study and permitting for phosphoric acid plant and LFP CAM plant while looking for acceleration through acquisitions	Calendar Q4-2025 – Calendar Q4 2027	$5,000,000
		Total:	$13,700,000
(1)	The total budgeted cost of this objective is $5,000,000. Approximately $3,700,000 of the funds raised through the Offering will be applied to this objective with the balance to be funded with existing available funds. Please see “Use of Available Funds” section below.

PART 3: USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

		Assuming 100% of the Offering
A	Amount to be raised by this Offering	$15,000,000
B	Selling commissions and fees(1)	$1,200,000
C	Estimated Offering costs (e.g., legal, accounting, audit)	$100,000
D	Net proceeds of Offering: D = A - (B+C)(2)	$13,700,000
E	Working capital as at most recent month end	$10,376,074
F	Additional sources of funding(3)	$8,520,100
G	Total available funds: G = D+E+F	$32,596,174
(1)	First Phosphate has agreed to pay to Integrity the Cash Commission as described below under “Fees and Commissions.” This number reflects the maximum estimated Cash Commission payable under the Offering, and does not contemplate potential reduced commissions in respect of sales to president’s list purchasers (as defined below).

(2)	The working capital figure is based on an estimate prepared by management of the Company as at August 31, 2025, and is unaudited, and subject to change including as a result of normal quarterly accounting and review procedures.

(3)	Represents the net proceeds from non-brokered private placements completed by the Company in September, 2025.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of the Offering
Definition Drilling/Metallurgy	$14,000,000
Feasibility Study	$5,000,000
Permitting	$5,000,000
Discretionary downstream growth capital / acquisitions	$5,000,000
General administration, salaries, business development	$2,500,000
Corporate, legal, public company expenses	$500,000
Unallocated working capital	$596,174
Total: Equal to G in the available funds in the previous table.	$32,596,174

The above noted allocation represents the Company’s intentions with respect to its use of available funds based on the current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the proceeds from this Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan and financing objectives. Such uses will not include a significant acquisition, a restructuring transaction, or any transaction requiring approval of the Company’s security holders.

The most recent audited annual financial statements and interim financial report of the Company included a going concern note. Management is aware, in making its going concern assessment, of an accumulated deficit from recurring losses, current liabilities that exceeded current assets and an ongoing dependence on its ability to generate future cash flows from operations and/or from external financing to meet its liabilities and commitments as they become due that may cast significant doubt on the Company’s ability to continue as a going concern. There can be no assurance that the Company’s business and strategy will enable it to generate or sustain positive cash flows from operations in future periods. The Offering is intended to permit the Company to continue its operations and is not expected to affect the decision to include a going concern note in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

The following table provides a comparison of disclosure the Company previously made about how the Company would use available funds or proceeds from financings completed in the past twelve (12) months, as well as an explanation of the variances, if any, from the Company’s anticipated use of proceeds as disclosed in documents previously filed with securities commissions or similar authorities in Canada, and the impact of any variances on the Company’s ability to achieve its business objectives and milestones:

Financing Details	Proposed Use of Funds	Actual Use of Funds	Variance and Impact of the variances on Issuer’s ability to achieve business objectives
Between December 27 and December 31, 2024, the Company raised gross proceeds of $2,695,459 through the sale of 7,448,455 flow-through shares at $0.35 per share for proceeds of $2,606,959; and 252,857 common share unit at $0.35 per unit for proceeds of $88,500.	The gross proceeds from the sale of flow-through shares were proposed to be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Corporation’s projects in Québec. The net proceeds received from the sale of common share units were proposed to be used for exploration and development activities, working capital and for general corporate purposes.	Funds were used as intended.	The Company is progressing its operations as intended
Between May 27 and June 2, 2025, the Company raised gross proceeds of $3,517,520 in two tranches through the sale of 7,925,309 flow-through shares at $0.35 per share for proceeds of $2,773,858; and 2,124,747 common share unit at $0.35 per unit for proceeds of $743,661.	The gross proceeds from the sale of flow-through shares were proposed to be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Corporation’s projects in Québec. The net proceeds received from the sale of common share units was proposed to be used for exploration and development activities, working capital and for general corporate purposes.	The funds have not been expended. The intention remains to deploy the funds as described.	The Company is progressing its operations as intended
Between July 8 and July 16, 2025, the Company raised gross proceeds of $4,692,329 in two tranches through the sale of 12,856,513 flow-through shares at $0.35 per share for proceeds of $4,499,780; and 550,142 common share units at $0.35 per unit for proceeds of $192,550.	The gross proceeds from the sale of flow-through shares were proposed to be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Corporation’s projects in Québec. The net proceeds received from the sale of common share units was proposed to be used for exploration and development activities, working capital and for general corporate purposes.	The funds have not been expended. The intention remains to deploy the funds as described.	The Company is progressing its operations as intended
Between August 22 and September 23, 2025, the Company raised gross proceeds of $11,541,200 in four tranches through the sale of 13,297,400 flow-through shares at $0.35 per share for proceeds of $6,648,700; and 9,785,000 common share units at $0.35 per unit for proceeds of $4,892,500.	The gross proceeds from the sale of flow-through shares were proposed to be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Corporation’s projects in Québec. The net proceeds received from the sale of common share units was proposed to be used for exploration and development activities, working capital and for general corporate purposes.	The funds have not been expended. The intention remains to deploy the funds as described.	The Company is progressing its operations as intended

PART 4: FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Agent:	Integrity as lead agent and sole bookrunner, together with a syndicate of agents (together, the “Agents").
Cash Commission:	First Phosphate will pay to the Agents a cash commission equal to 8% of the gross proceeds of the Offering (subject to reduction to 2.0% on certain president’s list purchases) (the “Cash Commission").
Broker Warrants:	The Company will issue to the Agents non-transferable broker warrants of the Company exercisable to acquire one Common Share at a price of $0.90 pre share for a period of 36 months following the Closing Date (the “Broker Warrants"), to acquire in aggregate that number of Shares that is equal to 8% of the number of Units sold under the Offering (subject to reduction to 2.0% on certain president’s list purchases).

Does Integrity have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to Integrity, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PART 5: PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this Offering Document, you have a right

(a) to rescind your purchase of these securities with the Company, or

(b) to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access First Phosphate’s continuous disclosure at www.sedarplus.ca and may find additional information at the Company’s website, https://firstphosphate.com/.

Purchasers should read this Offering Document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment of the Offered Shares.

CERTIFICATE OF THE COMPANY

Dated: September 29, 2025

This Offering Document, together with any document filed under Canadian securities legislation on or after September 29, 2024, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

(signed) JOHN PASSALACQUA	(signed) BENNETT KURTZ
John Passalacqua Chief Executive Officer	Bennett Kurtz Chief Financial Officer